Exhibit 99
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                               Continuation Sheet

(1) On September 4, 2001, Warburg, Pincus Ventures, L.P. ("WPV") loaned $25,000,000 to the Coleman Family Trust at the rate of 6% per annum compounded quarterly with a maturity date of September 4, 2004. In connection with WPV's making of the loan, the Coleman Family Trust granted to WPV an option ("Option") to purchase 1,250,000 shares of common stock of BEA Systems, Inc. (the "Company") at an exercise price of $20.00 per share, exercisable between September 4, 2003 and September 4, 2004. On August 25, 2004, the maturity date of the loan was extended to March 4, 2005 and the exercise term for the Option was extended so that the Option may be exercised between September 4, 2003 and March 4, 2005. On March 4, 2005, the maturity date of the loan was extended to June 3, 2005 and the exercise term for the Option was extended so that the Option may be exercised between September 4, 2003 and June 3, 2005. The extension of the term of the Option to make it exercisable beyond the March 4, 2005 expiration date has resulted in a deemed cancellation of the old Option and a grant of a replacement Option.

(2) Warburg, Pincus & Co. ("WP") is the sole general partner of WPV, the direct beneficial owner of the Option with respect to which this Form 4 relates. WPV is managed by Warburg Pincus LLC ("WP LLC"). William H. Janeway is a general partner of WP and a Vice Chairman and member of WP LLC and is also a member of the Board of Directors of the Company. The securities indicated herein as beneficially owned by Mr. Janeway are included solely because of beneficial ownership attributed to Mr. Janeway by virtue of his affiliation with WP, WPV, WP LLC and the Company. Mr. Janeway disclaims any beneficial ownership of the Option reported herein as beneficially owned, except to the extent of his pecuniary interest in an indeterminate number of shares of common stock underlying the Option.